File No. 70-8665




                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   Amendment No. 2
                                          to
                                       Form U-1

                              APPLICATION OR DECLARATION

                                        under

                    The Public Utility Holding Company Act of 1935

                                GEORGIA POWER COMPANY
                              333 Piedmont Avenue, N.E.
                                Atlanta, Georgia 30308

                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)


                                 THE SOUTHERN COMPANY

                    (Name of top registered holding company parent
                           of each applicant or declarant)

               Judy M. Anderson, Vice President and Corporate Secretary
                                Georgia Power Company
                              333 Piedmont Avenue, N.E.
                                Atlanta, Georgia 30308

                     (Names and addresses of agents for service)

               The Commission is requested to mail signed copies of all orders, notices and communications to:

                      W. L. Westbrook, Financial Vice President
                                 The Southern Company
                               270 Peachtree Street, NW
                                Atlanta, Georgia 30303

                               John D. McLanahan, Esq.
                                   Troutman Sanders
                                      Suite 5200
                                  NationsBank Plaza
                                 600 Peachtree Street
                             Atlanta, Georgia 30308-2216
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                                 INFORMATION REQUIRED


          Item 3.  Applicable Statutory Provisions.

               Item 3 is hereby amended by adding the following thereto:

               "Rule 54 Analysis.  Under Rule 54, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an "exempt wholesale generator" or "foreign utility company", or other transactions by such registered holding company or its

          subsidiaries other than with respect to "exempt wholesale

          generators" or "foreign utility companies," the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.

               Southern currently meets all of the "safe harbor" conditions of Rule 53.  Southern's "aggregate investment" in "exempt

          wholesale generators" and "foreign utility companies" at October

          31, 1995 was approximately $1.250 billion, representing

          approximately 38.0% of Southern's "consolidated retained

          earnings," as defined in Rule 53(a)(1)(ii), for the four quarters ended September 30, 1995 ($3.292 billion).  Furthermore, Southern has and will continue to comply with the record keeping

          requirements of Rule 53(a)(2) concerning affiliated "exempt wholesale generators" and "foreign utility companies."  In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Southern's operating utility subsidiaries will, at
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          any one time, directly or indirectly, render services to "exempt wholesale generators" and "foreign utility companies."  Finally,

          since none of the circumstances described in Rule 53(b) exists,

          the provisions of Rule 53(a) are not made inapplicable by Rule

          53(b)."


          Item 2.  Fees, Commission and Expenses.

               The fees and expenses to be paid or incurred, directly or

          indirectly, in connection with the proposed transactions are as follows:

                    Filing Fee  . . . . . .   $  2,000
                    Legal Fees  . . . . . .    145,000
                    Total . . . . . . . . .    147,000


          Item 6.   Exhibits and Financial Statements.

               (a)  Exhibits

                    E    -    Map showing the interconnection relationship
                              of the properties of FPC with properties of GPC. ("p")

                    F    -    Opinion of Troutman Sanders LLP.

                    H    -    Orders of Federal Energy Regulatory
                              Commission.

















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                                      SIGNATURE


               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  December 5, 1995           GEORGIA POWER COMPANY


                                            By: /s/Wayne Boston
                                                      Wayne Boston
                                                  Assistant Secretary




































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